UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Indaptus Therapeutics, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

45339J 105

(CUSIP Number)

Glen R. Anderson

Anderson Family Trust

3274 Ross Road

Palo Alto, CA 94303

+1.650.493.7500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3728V 109

1.	Names of Reporting Person. Glen R. Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): SC, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power: 25,200
	8.	Shared Voting Power: 387,322(1)
	9.	Sole Dispositive Power: 25,200
	10.	Shared Dispositive Power: 387,322(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 412,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 7.6% (2)
14.	Type of Reporting Person (See Instructions): IN

(1)

Represents shares registered in the name of the Anderson Family Trust U/A DTD 01/07/2018. Mr. Anderson is a trustee of the Anderson Family Trust and shares voting and dispositive control with his spouse.

(2)

Based on 5,405,963 shares of common stock outstanding as of August 3, 2021. The amount of shares outstanding does not include 2,727,273 shares of common stock issuable upon the exercise of pre-funded warrants to purchase common stock at an exercise price of $0.01 per share.

Item 1. Security and Issuer.

This filing on Schedule 13D relates to the common stock, par value $0.01 per share of Indaptus Therapeutics, Inc., a Delaware corporation (“Indaptus”), whose principal executive offices are located at 3 Columbus Circle, 15th Floor, New York, NY 10019.

Item 2. Identity and Background.

(a) This report is filed by Glen R. Anderson, an individual.

(b) Mr. Anderson has a business address at 3274 Ross Road, Palo Alto, CA 94303.

(c) The principal occupation of Mr. Anderson is an investor.

(d) During the last five years, Mr. Anderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Anderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Anderson is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Anderson is the trustee of the Anderson Family Trust U/A DTD 01/072018 and is deemed to beneficially own the shares held by that trust.

The Anderson Family Trust acquired beneficial ownership of the common stock reported on this Schedule 13D in connection with the consummation of a merger of Decoy into a wholly owned subsidiary of Indaptus (the “Merger”), which became effective on August 3, 2021. In the Merger, all of the outstanding shares of Decoy common stock were converted into Indaptus common stock at the rate of 2.654353395 shares of Indaptus common stock for each outstanding share of Decoy common stock. Immediately prior to the consummation of the Merger, the Anderson Family Trust, was a shareholder of Decoy and the Decoy common stock that it beneficially owned was converted into an aggregate of 387,322 shares of Indaptus common stock.

In addition, Mr. Anderson has acquired additional shares of Indaptus common stock in market transactions as reported in Item 5 below.

Item 4. Purpose of Transaction.

Mr. Anderson does not have any present plans or proposals of the types set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Anderson may, from time to time, acquire additional common stock or dispose of all or a portion of the Indaptus common stock that he beneficially owns, either in the open market or in privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

(a) Based on 5,405,963 shares of common stock outstanding as of August 3, 2021, Mr. Anderson beneficially owned 7.6% of the outstanding shares of Indaptus common stock on that date.

(b) Mr. Anderson shares voting and dispositive power, with his spouse, over 387,322 shares of Indaptus common stock registered in the name of the Anderson Family Trust. In addition, Mr. Anderson holds sole voting and dispositive power over 25,200 shares of Indaptus common stock hold in his IRA account. .

(c) Other than Mr. Anderson’s acquisition of common stock pursuant to the Merger, as set forth in Item 3, Mr. Anderson has affected the following transactions in Indaptus’ common stock in the past 60 days: on August 9, 2021, Mr. Anderson acquired 25,200 shares of Indaptus common stock on market transactions at a weighted average purchase price of $9.99 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2021

By:	/s/ GLEN R. ANDERSON
Name:	Glen R. Anderson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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